Exhibit B

Schedule of Transactions in Shares

Date of Transaction	Title of Class	Number of Shares Acquired	Number of Shares Disposed	Price Per Share

3/30/2026	Common Stock		50,000	$7.7738 (1)
Date of Transaction	Title of Class	Number of Contracts Acquired	Number of Contracts Disposed	Price Per Share

2/23/2026	Option to purchase Common Stock	8,000 (2)		$0.1900
2/23/2026	Option to purchase Common Stock	8,000 (2)		$0.1800

(1)	The price reported is a weighted average price. These Common Shares were sold in multiple transactions within the range of $7.59 to $7.80. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(2)	These options are no longer exercisable and expired on April 17, 2026.